FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company:

PrimeWest Energy Trust
5100, 150 – 6th Avenue  S.W.
Calgary, Alberta,  T2P 3Y7

2.

Date of Material Change:

June 24, 2006

3.

News Release:

The press release reporting the material change was released on June 24, 2006 and re-released on June 26, 2006 through the services of CCN Matthews.

4.

Summary of Material Change:

PrimeWest Energy Trust (“PrimeWest”) entered into an agreement to acquire oil and gas producing assets located in Montana, North Dakota and Wyoming for approximately US$300 million (C$330 million using a Canadian to U.S. dollar exchange rate of 0.90).  It is projected that the acquisition will change PrimeWest’s production weighting from 73% natural gas and 27% crude oil and other liquids to 68% natural gas and 32% crude oil and other liquids.

To finance the transaction, PrimeWest utilized its existing credit lines as well as a supplementary credit line of C$250 million.  The transaction closed on July 6, 2006.

5.

Full Description of Material Change:

PrimeWest entered into an agreement through a newly formed U.S. subsidiary to acquire producing oil and gas assets located in Montana, North Dakota and Wyoming for total consideration of approximately US$300 million (C$330 million using a Canadian to U.S. dollar exchange rate of 0.90).  The transaction closed on July 6, 2006.  To finance the transaction, PrimeWest utilized its existing credit lines plus a supplementary credit line of C$250 million.

This acquisition establishes a new operating area for PrimeWest within the Williston Basin, with significant secondary and tertiary development potential. PrimeWest acquired approximately 3,200 barrels of oil equivalent (“BOE”) per day of production, of which 94% is crude oil and 6% is natural gas, representing an incremental 1,500 BOE per day on an annualized basis in 2006.

Approximately 80% of the oil production is conventional light crude with an average 37-degree API and the remaining 20% has an average 18-degree API.

Currently, PrimeWest's production is weighted 73% to natural gas and 27% to crude oil and other liquids.  The acquisition will change the weighting to 68% natural gas and 32% crude oil and other liquids. PrimeWest estimates that its full year total production for 2006 will now be 39,000 to 40,000 BOE per day.

These properties are long-life assets with a reserve life index (“RLI”) on a proved plus probable (“P+P”) basis of 24.1 years (17.4 years on a proved basis), derived using independent reserves estimates and current production estimates, and are therefore accretive to PrimeWest's total P+P RLI, raising it from 11.2 years at the end of 2005, to 12.3 years.  There are a number of infill drilling and waterflood optimization opportunities on these properties that comprise approximately 47,000 net acres of land.  PrimeWest will be the operator of the majority of the acquired properties and will hold an average working interest of over 95%.

Approximately 20.4 million BOE of proved reserves and 28.9 million BOE of P+P reserves were acquired based upon an independent engineering assessment completed by GLJ Petroleum Consultants Ltd. (GLJ) under National Instrument 51-101 guidelines. Approximately two thirds of the reserves fall into the proven category and will require additional future development capital of more than US$100 million, with annual expenditures currently estimated at US$ 50 million in each of 2007, 2008 and 2009.

The major fields included in the acquisition are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming.  The most prolific field is Flat Lake, which is geologically similar to the producing fields found immediately north of the Canada/U.S. border in the province of Saskatchewan. Operating costs for the acquired assets for the balance of 2006 are estimated to be approximately C$11.50 per BOE.

PrimeWest expects to invest approximately C$23 million of capital for the remainder of 2006.  A number of drilling opportunities have already been identified, most of which are infill horizontal wells.  Current well spacing on these properties ranges from 80 to 160 acres, making them relatively undeveloped when compared to similar pools in Saskatchewan.  PrimeWest's total capital expenditures for 2006 are now forecast to be approximately C$300 million.

Additional upside opportunities in the form of higher density infill drilling, waterflood optimization, and possible future enhanced oil recovery projects have been delineated, based on preliminary mapping by PrimeWest and a separate study conducted by an independent third party consultant.  This upside would be in addition to the P+P reserves identified by GLJ.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.

Omitted Information:

Not Applicable

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Gord Haun

General Counsel & Corporate Secretary

PrimeWest Energy Trust

Tel: 1-403-699-7356 or Toll-Free: 1-877-968-7878

9.

Date of Report:

July 14, 2006.